Jennie Beysolow

Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

May 4, 2022

Re:	GolfSuites 1, Inc.
Offering Statement on Form 1-A/A
File No. 024-11838

Dear Ms. Beysolow and Ms. Bagley:

On behalf of GolfSuites 1, Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Friday, May 6, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Gerald Ellenburg
Gerald Ellenburg
Chief Executive Officer
GolfSuites 1, Inc.

cc: Jamie Ostrow

CrowdCheck Law LLP